                                  May 16, 2006

                                                                       VIA EDGAR
Ms. Kathleen Collins
Ms. Kari Jin
Mr. Tom Ferraro
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
Washington, DC 20549

Re: Catuity, Inc.
    Form 10-KSB for fiscal year ended December 31, 2005
    Filed March 31, 2006
    Form 8-K/A Filed December 16, 2005

Dear Ms. Collins:

     On behalf of Catuity Inc. (the "Company"), this letter sets forth the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter dated April 28, 2006 to Mr. Alfred H. Racine, President and CEO of the Company. For reference, each Staff comment is reprinted below, followed by the corresponding response of the Company.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis (MD&A)

Liquidity and Capital Resources, page 13

COMMENT 1.   Tell us how you considered providing disclosure regarding any known operational commitments and expansions (e.g. leases, contracts, salaries etc.) for the next twelve months and how you will fund these commitments.

RESPONSE:    In addition to disclosing its commitments and contingencies in footnote 4 of the financial statements in its Form 10-KSB, Catuity evaluated its commitments for disclosure in the liquidity and capital resources section of its MD&A, and concluded that the nature and amounts of its commitments were not material. The majority of Catuity's contractual commitments consist of office leases in the US and Australia and two co-location facility agreements. After discussing the matter with the Staff, Catuity agrees that adding a commitments table, in the form shown below, in future filings in the Liquidity and Capital Resources section of its MD&A will more fully disclose its commitments. As of December
             31, 2005, the

Ms. Kathleen Collins
May 16, 2006
Page 2


             Company had the following known contractual obligations and operational commitments.

                                           Amounts Due By Period
                            Total    ----------------------------------
Contractual Obligations    Amount      2006      2007      2008    2009
-----------------------   --------   -------   --------   ------   ----
Operating Leases          $293,929   $72,219   $219,436   $2,274    $0
Capital Leases              44,971    11,783     33,188        0     0
                          --------   -------   --------   ------    --
Total                     $338,900   $84,002   $252,624   $2,274    $0

             Catuity expects to fund the above commitments and any future expansion related activities out of its cash balances and any capital raises that it may complete in order to increase its working capital.

Consolidated Statement of Operations, page 23

COMMENT 2.   We note your separate disclosure of "general and
             administrative-stock based compensation" expense. Tell us if this stock-based compensation expense is only related to general and administrative activities. Stock-based compensation must be allocated to the appropriate expense category to which it relates.
             For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of revenue must be reflected as cost of revenue and stock-based compensation issued to general and administrative personnel must be reflected as such. The amount may be shown parenthetically within the category or as a separate line item within the category.

RESPONSE:    In the 10-KSB, Catuity included Stock Based Compensation as General and Administrative expense since a majority of its cost is related to personnel whose other compensation is included in general and administrative expense. Based on discussion with the Staff, in future filings Catuity will allocate all stock-based compensation to the expense category that includes the compensation of the employee. Catuity intends to disclose material amounts of stock based compensation on separate lines related to the expense categories to which it relates, while non-material expense amounts will be included in the appropriate expense category without separate identification. For the twelve month period ended December
             31, 2005, stock-based compensation amounts related to each expense category were as follows:

Ms. Kathleen Collins
May 16, 2006
Page 3


           Expense Category               Amount
           ----------------              --------
Cost of processing and service revenue   $ 19,770
Cost of license revenue                        --
Cost of project related revenue                --
Research and development                   23,571
Sales and marketing                        35,305
General and administrative                 77,048
                                         --------
Total stock-based compensation           $155,694

             Catuity does not believe reclassifying these amounts would materially change the December 31, 2005 financial statements.

COMMENT 3.   We note the separate classification of amortization of intangible assets. Tell us how you considered recording amortization of intangible assets in Cost of Revenues.

RESPONSE:    In the 10-KSB, Catuity presented amortization expense as a separate line item. We deemed separate line item presentation to be an appropriate presentation and in accordance with paragraph 42 of
             Statement 142. We believe this presentation is also acceptable under Staff Accounting Bulletin Topic 11-B. Further, the amount of amortization expense related to assets used directly in revenue generating activities is not material, as shown below. Therefore, we concluded that it was not necessary to parenthetically disclose that the reported amount of cost of sales excludes amortization as suggested by SAB 11-B.

             Catuity's intangible assets relate to its acquisition of Loyalty
             Magic on September 1, 2005 and, at December 31, 2005, consisted of the following:

 Asset Classification       Value      Method    2005 Expense
 --------------------    ----------   --------   ------------
Trademarks               $  566,700         SL     $  6,296
Software                    644,800   CF based       49,887
Customer Contracts          285,100   CF based       30,991
Customer Relationships      278,400   CF based       23,823
Non-compete agreements      158,300         SL       10,552
                         ----------                --------
Totals                   $1,933,300                $121,549

             SL represents straight line

             CF based represents over the period of expected cash flows

Ms. Kathleen Collins
May 16, 2006
Page 4


             Software is the only asset listed above that is used directly in generating processing and service revenue. The cost of customer contracts and customer relationships are related to selling activities while trademarks and non-compete agreements relate to general and administrative activities. In future filings Catuity will assign and disclose amortization of intangibles expense to each individual expense category to which the cost applies. Catuity does not believe the reclassification of these amounts is material to the December 31, 2005 financial statements.

Note 2: Summary of Accounting Policies

Revenue Recognition, page 26

COMMENT 4.   On page 11, you indicate that the Company sells hosted, Application
             Services Provider (ASP) based systems to retailers. You also indicate that revenues from application processing and hosting services are recognized as revenue in the month that the services are performed. Provide us the general nature and terms of hosting arrangements, the dollar amount of hosting revenues and whether the customer has the contractual right to take the possession of the software. Tell us how you considered EITF 00-3 in accounting for these arrangements.

RESPONSE:    Catuity derives processing and services revenue from software hosting fees and from services provided to customers who use our software on an Application Services Provider (ASP) basis. Catuity's agreements with customers do not provide for the customer to take possession of our software. The Company recognizes revenue for monthly hosting fees in the month the hosting service is provided.
             Revenue for recurring services provided to customers in support of their loyalty and/or gift card programs is recognized in the month the service is rendered. For the fiscal year ended December 31,
             2005, Catuity's hosting revenue was $511,000. The Company has reviewed EITF 00-3 and believes it is properly accounting for revenue. EITF 00-3 concludes that a software element covered by SOP
             97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. This is not the case for Catuity. We will revise our accounting policy on revenue recognition in future filings to clarify our accounting treatment for hosting revenues.

Ms. Kathleen Collins
May 16, 2006
Page 5


Note 6: Acquisition, page 32

COMMENT 5.   We note that based on common share issuance price in a private placement, the stock issued in the Loyalty Magic Pty. Ltd.
             acquisition was determined to have a value of approximately $7.50 per share. We further note, however, that the Company's common stock was trading at approximately $18.00 per share at the time of such acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available. Furthermore, pursuant to paragraph 58 of SFAS
             107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the
             Loyalty Magic Pty. Ltd. acquisition.

RESPONSE:    On September 1, 2005 Catuity Inc. completed the acquisition of all of the outstanding shares of Loyalty Magic Pty. Ltd. (Loyalty Magic or LM), headquartered in Melbourne Australia. Loyalty Magic is now a wholly-owned subsidiary of Catuity. The Shareholders of Loyalty
             Magic received $2,700,000 (A$3,600,000) in cash and 335,000 shares of Catuity common stock in consideration for Loyalty Magic.

             Also on September 1, 2005, the Company completed an offering of its common stock for cash. The Company issued 700,000 shares of its common stock to existing and new Australian shareholders who opted to subscribe for shares, accredited Australian institutional buyers, and certain U.S. accredited institutional investors who purchased shares that were not subscribed for by Australian buyers.
             The shares were sold for A$10.00 per share in Australia and $7.50 per share in the U.S. (A$10.00 per share at a .7500 foreign currency exchange rate). The proceeds from the offering were used, in part, to fund the cash portion of the purchase price paid for Loyalty Magic. In addition, on September 19, 2005 the Company issued 270,000 shares in another offering. The terms and $7.50 per share price were the same as in the September 1, 2005 offering.

             The acquisition of Loyalty Magic is reflected in the consolidated balance sheet of the Company as of December 31, 2005 and has been accounted for in accordance with Statement of Financial Accounting
             Standards ("SFAS") No. 141, Business Combinations. In accordance with SFAS 141 paragraph 22 and EITF 99-12, securities issued in a business combination generally should be valued based on quoted market price at the date an agreement is signed and announced. The

Ms. Kathleen Collins
May 16, 2006
Page 6


             Company signed the LM purchase agreement and announced it on Form
             8-K on March 17, 2005 with approximately 372,000 shares of common stock to be issued to shareholders of Loyalty Magic. Catuity's stock was trading at an average price of $4.93 per share during the few days before, after and including March 17, 2005. The $4.93 per share was the price used in the proxy and related pro forma financial statements filed by the Company in May 2005.

             Catuity's daily closing stock price and daily trading volumes in the first 20 days of June 2005 were in the range of $3.92 - $4.31 and 0 - 25,000 shares per day respectively. In the last 10 days of June its daily closing price was between $10.10- $16.50 per share with trading volumes between 297,000 - 8,690,000 shares per day.
             Catuity's stock price volatility continued over the next thirty five days with daily closing prices in a range from $9.50 to $17.80. Due to the volatility of Catuity's stock prices and delayed closing on the LM acquisition, on August 5, 2005, the Company and LM Shareholders agreed to adjust the numbers of shares to be issued to LM shareholders in connection with the acquisition to 335,000 shares. Catuity's stock price was trading at an average price of about $12 per share during the few days before, after and including
             August 5, 2005. According to EITF 99-12 paragraph 5, a new measurement date is established when the number of shares on the securities to be issued are substantively changed subsequent to date of acquisition. The market price on the new measurement date shall be used to value the issued securities.

             This amendment to the purchase agreement to change the number of shares to be issued by Catuity was completed on August 5th, because this is when Catuity determined, through the work done with its financial advisor leading the offerings of common stock referred to above, that $7.50 ($10 AUS) was the price at which the common shares could be sold in those offerings. The Company and its financial advisor on the offering had held numerous meetings with prospective buyers of the shares prior to establishing the $7.50 per share price. Catuity shares were being sold to several institutional investors and this was the price that each party had agreed it would pay for Catuity's newly issued shares. The reasons for the difference between quoted market prices and the $7.50 per share was the high level of volatility surrounding Catuity's stock price and the belief that the market price did not represent fair value. Catuity certainly would have liked to complete the offering at the NASDAQ trading prices; however, the investors in the offerings were unwilling to pay a price above $7.50. This was determined in early August and $7.50 was considered the market price through the expected closing of the offerings in September
             2005. The Company believes, based on the investor feedback referred to above, and has indicated in several press releases, that the NASDAQ trading prices were considered irrational by all the parties. As a result, the offering price was established at $7.50 and did not change from this early August period to the closing on September 1, 2005 of the initial offering and

Ms. Kathleen Collins
May 16, 2006
Page 7


             the closing of the second offering on September 19, 2005. Because the price to the new investors stayed constant for such a long period of time and considering the large number of shares that were sold, the nature of the offerings, and the purpose of the offerings
             (in part to fund the acquisition of LM), the Company believes $7.50 was the appropriate market price for the acquisition shares.

             Important dates and stock prices in considering the price of shares used in the transaction are:

                                                  Closing NASDAQ
                      Date                          Stock Price
                      ----                        --------------
March 17, 2005 - Date the Definitive Purchase
   Agreement was signed                               $ 5.21
August 5, 2005 - Date the purchase price in the
   definitive purchase agreement was amended          $12.32
September 1, 2005 - Acquisition completed             $17.88
December 30, 2005                                     $ 5.97
May 12, 2006                                          $ 6.44

             The Company reviewed and considered paragraphs 22-23 of SFAS 141 and paragraphs 5 and 58 of SFAS 107 in determining the price per share to be used in the acquisition. Paragraph 22 of SFAS 141 states "Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like." Paragraph 23 further acknowledges that the quoted market price may not be the fair value of the securities issued in a business combination, stating, "If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult." Guidance for applying these paragraphs in practice may be found in, among other places, Accounting Research
             Manager (ARM), published by CCH. ARM's Interpretation 141.23-1 elaborates on paragraph 23, stating, "Even an available quoted market price may not always be a reliable indicator of fair value of consideration received because the number of shares issued is relatively large, the market for the security is thin, the stock price is volatile, or other uncertainties influence the quoted price" and states that the SEC staff believes that a registrant
             "must demonstrate, with objective and verifiable evidence," that a price other than the quoted market price is appropriate. Catuity considered this guidance and concluded that objective and verifiable evidence (discussions with underwriters and transaction prices in contemporaneous transactions with third parties, both of which are discussed in

Ms. Kathleen Collins
May 16, 2006
Page 8


             ARM Interpretation 141.23-2) supported the conclusion that the fair value of its common stock was equal to the price for which it sold securities in the offerings and not the quoted market price.

             While Catuity's share price has always been volatile, it was extremely volatile in the approximately 5 1/2 months between the signing of the definitive purchase agreement and completion of the acquisition. During that 5 1/2 month period the trading price of Catuity shares ranged from a low of $3.75 to a high of $22.58.

             The Company considered the large number of shares issued in the offerings for cash, the sophisticated nature of the investors, the fact that the consideration in those offerings was cash and the fact they were completed at the same time as the acquisition (the proceeds of the first offering were used in part to fund the purchase price) to provide far more objective and verifiable evidence of the value of its common stock than the market price. At the time Catuity acquired Loyalty Magic it had 779,000 shares outstanding. On September 1, 2005, the date 335,000 shares were issued to the Loyalty Magic shareholders, the Company also issued
             700,000 shares at a price of $7.50 to individual and institutional investors. On September 19, 2005 the Company issued 270,000 shares in a private placement on the same terms and $7.50 per share price used in the September 1, 2005 offering. In total, 970,000 shares were issued for cash within a 19 day period at $7.50 per share.
             This represented 125% of the Company's shares outstanding prior to the acquisition.

             As a result of all of the above, the Company, determined that the shares should be valued at the price used for the offering that was completed on the same day as the acquisition. Management determined that this represented the fair value of the shares at the time the transaction was finalized, due to the size of the offering, the number of shares issued and the high volatility of our stock price.
             The Company's auditors concurred with this conclusion.

Form 8-K/A Filed December 16, 2005

COMMENT 6.   We note that the Company filed an amended Form 8-K to include audited financial statements for Loyalty Magic. We further note that such audit was performed in accordance with auditing standards generally accepted in Australia. Tell us how you considered the requirements of Instruction 8.A.2 to Item 8 of Form 20-F to include audited financial statements as required by Article 3-05 of
             Regulation S-X that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S. independence standards. Further provide a reconciliation to U.S. GAAP within the notes to the financial statements.

Ms. Kathleen Collins
May 16, 2006
Page 9


RESPONSE:    McInnes, Graham & Gibbs (MGG), chartered accountants in Australia, performed the audit of Loyalty Magic's balance sheet as of June 30,
             2005. At the time of the audit MGG was aware of the need for the audit to be in accordance with auditing standards generally accepted in the United States of America and to audit any
             differences in the financial statements of Loyalty Magic due to differences between Australian and U.S. GAAP. Prior to conducting the audit, the Company and MGG determined that MGG met U.S.
             standards for independence.

             MGG has reissued their audit opinion letter stating that the audit was conducted in accordance with U.S. generally accepted accounting standards. Footnotes 1 and 7 disclose and provide a reconciliation to U.S. GAAP. A copy of MGG's reissued audit opinion is included as Attachment A to this letter and it, along with revised LM financial statements, which include the U.S. GAAP reconciliation referred to above, will be filed as an amendment to Catuity's Form 8-K/A.

                                      * * *

In connection with responding to your comments, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please don't hesitate to contact me at 734-779-9000 ext 202 if you have further comments or questions.

                                        Sincerely,

                                        CATUITY INC.


                                        /s/ John H. Lowry
                                        ----------------------------------------
                                        Chief Financial Officer

Ms. Kathleen Collins
May 16, 2006
Page 10


                                                                    ATTACHMENT A

INDEPENDENT AUDITOR'S REPORT

The Directors
Loyalty Magic Pty Ltd
5th Floor, 140 Bourke Street
MELBOURNE VIC 3000

We have audited the accompanying balance sheet of Loyalty Magic Pty Ltd as of 30th June, 2005 and 30 June, 2004, and the related statements of profit and loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loyalty Magic Pty Ltd at 30th June, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America, except for the following matter which is referred to at Note 1 to the Financial Statements -

CONFORMITY WITH UNITED STATES OF AMERICA (US) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)-

In order to comply with the provisions of US GAAP, capitalised Web Development Costs, $70,017 (2004 - $54,391) and Development Costs of New Platform, $209,173 (2004 - $Nil), (refer to Note 1), should be written off as expenses in the year in which they are incurred. This adjustment would reduce the company's net profit for the year by $224,799 (2004 - $54,391) and reduce net assets at 30th June, 2005 by $279,190 (2004 - $54,391).

McInnes Graham & Gibbs


/s/ Jeffrey E Graham
-------------------------------------
Jeffrey E Graham
Partner
16th December 2005